PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612


                                                                    Rule 3.19A.1
                                   APPENDIX 3X


                       INITIAL DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  30/9/2001.

--------------------------------------------------------------------------------
NAME OF ENTITY    PROGEN INDUSTRIES LIMITED

--------------------------------------------------------------------------------
ABN               82 010 975 612

--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------------------------------
NAME OF DIRECTOR                  T. Justus Homburg

--------------------------------------------------------------------------------
DATE OF APPOINTMENT               31 March 2006

--------------------------------------------------------------------------------

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.


--------------------------------------------------------------------------------
NUMBER  &  CLASS  OF  SECURITIES

30,000 unlisted employee stock options. Issued prior to appointment as a Director.
Exercise price: $A3.09 per option
Exercise period: 8 April 2006 to 8 November 2008
Expiry Date: 8 November 2008


--------------------------------------------------------------------------------

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS NOT THE REGISTERED HOLDER

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

--------------------------------------------------------------------------------
NAME OF HOLDER & NATURE OF INTEREST        NUMBER & CLASS OF  SECURITIES

Note:  Provide  details  of the
Circumstances  giving  rise  to
the  relevant  interest.

Nil



--------------------------------------------------------------------------------


PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------
DETAIL OF CONTRACT                          Nil

--------------------------------------------------------------------------------
NATURE OF INTEREST

--------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)

--------------------------------------------------------------------------------
NO. AND CLASS OF SECURITIES TO
WHICH INTEREST RELATES

--------------------------------------------------------------------------------